SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                           (Amendment No. __________ )


                                CaminoSoft Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    133765107
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                                Russell Cleveland
                  8080 N. Central Expressway, Suite 210, LB-59
                                Dallas, TX 75206
                                  214-891-8294
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                January 15, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                                (Page 1 of Pages)

                                   ----------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 133765107                    13D                    Page 2 of 10 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Renaissance Capital Growth & Income Fund III, Inc.               75-2533518
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_] (b) [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*


     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Texas
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                    3,011,633
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          None
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         3,011,633

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    None

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     3,011,633
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [-]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     28.88%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*


     IV
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 133765107                    13D                    Page 3 of 10 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Renaissance US Growth Investment Trust PLC                             None
     (formerly named Renaissance US Growth and Income Trust PLC)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_] (b) [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*


     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     United Kingdom
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                    1,576,667
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          None
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    1,576,667
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     1,576,667
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [ ]
--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     15.97%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*


     IV
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 133765107                    13D                    Page 4 of 10 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     BFS US Special Opportunities Trust PLC                                 None
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_] (b) [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*


     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     United Kingdom
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                    1,258,357
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          None
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    1,258,357
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     1,258,357
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [-]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     12.28%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*


     IV
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 133765107                    13D                   Page 5  of 10 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Renaissance Capital Group, Inc.                                  75-2053968

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_] (b) [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Texas
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF
                    11,700
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          None
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    11,700
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     11,700
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     0.12%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IA
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 113765107                    13D                   Page 6  of 10 Pages

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

     This statement relates to the Common Stock ("Common Shares") of CaminoSoft Corp. (the "Company" or "CaminoSoft"). The principal executive offices of the Company are located at 600 N. Hampshire Road, Suite 105, Westlake Village, CA 913613

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a) This statement is filed by Renaissance Capital Growth and Income Fund III, Inc. ("Renaissance III"), Renaissance US Growth Investment Trust PLC ("Renaissance US"), BFS US Special Opportunities Trust PLC ("BFS US") and Renaissance Capital Group, Inc. ("RCG") (collectively the "Reporting Persons").

     (b) Renaissance III is a business development company regulated under the Investment Company Act of 1940, as amended, and organized under the laws of the State of Texas, with its principal business and principal office at 8080 N. Central Expressway, Suite 210, LB-59, Dallas, Texas 75206-1857.

     Renaissance US is an investment trust organized under the laws of England and Wales. Its address in the United States is c/o Renaissance Capital Group, Inc., Investment Manager, 8080 N. Central Expressway, Suite 210, LB-59, Dallas, Texas 75206-1857.

     BFS US is an investment trust organized under the laws of England and Wales. Its address in the United States is c/o Renaissance Capital Group, Inc., Investment Adviser, 8080 N. Central Expressway, Suite 210, LB-59, Dallas, Texas 75206-1857.

     Renaissance Capital Group, Inc. ("RCG"), is a corporation organized under the laws of the State of Texas, with its principal business and principal office at 8080 N. Central Expressway, Suite 210, LB-59, Dallas, Texas 75206-1857. RCG is registered as an Investment Adviser under the Investment Adviser Act of 1940, and is the Investment Adviser for Renaissance III, the Investment Manager for Renaissance US, and the Investment Adviser for BFS US.

     Robert C. Pearson, an Executive Officer of RCG serves on the Board of Directors of the Company. Certain information concerning the directors and executive officers of the Reporting Persons is set forth on Attachment 1 attached hereto and incorporated herein by reference.

     The business addresses of the directors and executive officers of the Reporting Persons are set forth on Attachment 1 to this Statement and incorporated herein by reference.

     (c) Renaissance III and Renaissance US are engaged in the business of investing principally in emerging or undervalued US public companies. BFS US was organized to carry on the business of an investment trust company and to undertake all kinds of trust and agency business, including but not limited to investing in emerging or undervalued US public companies. RCG is engaged in the business of an investment adviser and serves as investment adviser to Renaissance III and BFS US and investment manager to Renaissance US.

     (d) Neither any of the Reporting Persons nor, to the best knowledge of such persons, any person named in Attachment 1 to this Statement, has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

     (e) Neither any of the Reporting Persons nor, to the best knowledge of such persons, any person named in Attachment 1 to this Statement, was during the last five years a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All persons named on Attachment 1 to this Statement are citizens of the United States or the United Kingdom. All of the directors and executive officers of Renaissance III are citizens of the United States. All of the directors of Renaissance US and BFS US are citizens of the United Kingdom, except for Russell Cleveland and C. A. Rundell, Jr., who are citizens of the United States.

CUSIP No. 113765107                    13D                   Page 7  of 10 Pages
--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

     The total amount of funds required by Renaissance III to acquire the securities reported in Item 5(a) was $4,875,000. The source of such funds was capital of Renaissance III. The Renaissance III options were assigned to Renaissance III by Mr. Pearson who received them as compensation for service on the Company's Board of Directors.

     The total amount of funds required by Renaissance US to acquire the securities reported in Item 5(a) was $3,245,295. The source of such funds was capital of Renaissance US.

     The total amount of funds required by BFS US to acquire the securities reported in Item 5(a) was $1,334,043.10. The source of such funds was capital of BFS US.

     The total amount of funds required by RCG to acquire the securities reported in Item 5(a) was $0. The RCG options were assigned to RCG by Mr. Pearson who received them as compensation for service on the Company's Board of Directors.
--------------------------------------------------------------------------------
Item 4. Purpose of Transaction.

     Each of the Reporting Persons acquired beneficial ownership of the Common Shares reported in 5(a) in the ordinary course of business for investment purposes. As stated in Item 2(a) above, Robert C. Pearson, an Executive Vice-President of RCG serves on the Board of Directors of the Company.

     The Reporting Person(s) may participate in discussions with management or third parties in which the Reporting Person(s) may suggest or take a position with respect to potential changes in the operations. management, or capital structure of the Company as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of this Schedule 13D form.

     Each Reporting Person continues to assess the Company's business, financial condition, results of operations and prospects, general economic conditions, the securities markets in general and those for the Company's securities in particular, other developments and investment opportunities, as well as each Reporting Person's investment objectives. Depending on such assessments, any or all of the Reporting Persons may acquire additional securities or may determine to sell or otherwise dispose of some or all of its holding of securities.

     Other than as described above and in clause (a) below, none of the Reporting Persons has any present plans or proposals which relate to or would result in any transaction, change, or event specified in clauses (a) through (j) of Item 4 of this Schedule 13D.

     (a) On November 27, 2002, BFS US entered into an agreement with the Company to purchase up to $1,000,000 US in 6% Convertible Debentures (the "BFS US
Debenture"). This transaction is more fully described in Item 6, and the BFS Debenture is attached hereto as Exhibit 2. As of the date of this filing, BFS US has purchased only $324,000 US of the total amount in two disbursements as described below.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

     (a) Under SEC rules and as of the date of this filing, Renaissance III beneficially owns 3,011,633 Common Shares; Renaissance US beneficially owns 1,576,667 Common Shares; BFS US beneficially owns 1,258,357 Common Shares, and RCG beneficially owns 11,700 Common Shares computed on a fully converted basis.

     Based upon information filed with the Securities and Exchange Commission, the Common Shares beneficially owned by Renaissance III, Renaissance US, BFS US, RCG, and together represent approximately 28.88%, 15.97%, 12.28%, 0.12% and 54.17%, respectively, of the outstanding Common Stock of the Company. The foregoing percentages are calculated based on the 9,873,171 shares of the Company's Common Stock outstanding as of December 15, 2002, as reported in the Company's most recently filed Form 10-K.

CUSIP No. 113765107                    13D                   Page 8  of 10 Pages

     Renaissance III, Renaissance US, BFS US, and RCG disclaim that they are members of a group for purposes of Regulation 13D.

     The Common Shares deemed to be beneficially owned by Renaissance III are comprised of 2,458,333 shares of Common Stock; 500,000 shares of Common Stock issuable upon exercise of a warrant expiring August 31, 2003, at a price of $1.00 per share (the "Renaissance III Warrant," described briefly in Item 6 and attached hereto as Exhibit 3); and 53,300 shares of Common Stock issuable upon the exercise of options expiring September 28, 2004, at a price of $3.63 per share (the "Renaissance III Options").

     The Common Shares deemed to be beneficially owned by Renaissance US are comprised entirely of Common Stock.

     The Common Shares deemed to be beneficially owned by BFS US are comprised of 881,900 shares of Common Stock and 157,568 shares of Common Stock issuable upon conversion of a $127,000 6% Convertible Debenture. This Debenture is fully described in Item 6 and attached hereto as Exhibit 2.

     The Common Shares deemed to be beneficially owned by RCG are comprised of 11,700 shares of Common Stock issuable upon the exercise of options expiring September 28, 2004,at a price of $3.63 per share (the "RCG Options").

     (b)
        Number of shares as to which Renaissance III has:
        (i)     Sole power to vote or to direct the vote
                3,011,633
        (ii)    Shared power to vote or to direct the vote None
        (iii)   Sole power to dispose or to direct the disposition of 3,011,633
        (iv) Shared power to dispose or to direct the disposition of None Number of shares as to which Renaissance US has:
        (i)     Sole power to vote or to direct the vote
                1,576,667
        (ii)    Shared power to vote or to direct the vote None
        (iii)   Sole power to dispose or to direct the disposition of 1,576,667
        (iv) Shared power to dispose or to direct the disposition of None Number of shares as to which BFS US has:
        (i)     Sole power to vote or to direct the vote
                1,258,357
        (ii)    Shared power to vote or to direct the vote None
        (iii)   Sole power to dispose or to direct the disposition of 1,039,468
        (iv) Shared power to dispose or to direct the disposition of None Number of shares as to which RCG has:
        (i)     Sole power to vote or to direct the vote
                11,700
        (ii)    Shared power to vote or to direct the vote None
        (iii)   Sole power to dispose or to direct the disposition of 11,700
        (iv)    Shared power to dispose or to direct the disposition of None

     (c) No transaction in the Common Shares was effected by a Reporting Person within the last 60 days, except as follows: (a) the purchase on December 18, 2002, by BFS US of $127,000 of the BFS US Debenture convertible into 158,568 shares of Common Stock at a rate of $0.806 per share; and the purchase on January 15, 2003, by BFS US of $197,000 of the BFS US Debenture convertible into 218,889 shares of Common Stock at a rate of $0.90 per share.

     (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by the Reporting Persons.

     (e) Not applicable.

CUSIP No. 113765107                    13D                   Page 9  of 10 Pages
--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     On July 1, 1998, in connection with the purchase by Renaissance III of 1,750,000 shares of common stock, the Company (then known as Interscience Computer Corporation) issued to Renaissance III a Warrant to purchase 500,000 shares of the Company's Common Stock. This two-year Warrant is dated April 18, 1998, and is exercisable at a rate of $1.00 per share. The expiration of this Warrant has subsequently been extended until August 30, 2002. On April 17, 2000, Interscience Computer Corporation officially changed its name to CaminoSoft Corp. The original Renaissance III Warrant is attached hereto as Exhibit 3.

     On November 27, 2002, BFS US entered into a $1,000,000 6% Convertible Debenture agreement with the Company (the "BFS US Debenture"). Although the entire amount of the debenture is potentially $1,000,000, it is anticipated that the Company will "draw down" the loan amounts as needed. The BFS US Debenture matures on November 27, 2005, at which time the unpaid Principal Amount, and all accrued and unpaid interest and any other charges, fees, and payments then due under the Agreement, shall be due and payable in full. The conversion price is set at $1.00 unless, however, the five (5)-day average closing price for the Company's Common Stock immediately prior to a disbursement is below $1.00, in which case, such five (5)-day average shall become the Conversion Price.

     On December 18, 2002, BFS US made the first disbursement pursuant to the BFS US Debenture. This disbursement was in the amount of $127,000 and is convertible into 157,568 Common Shares at a rate of $0.806 per share. On January 15, 2003, BFS US made the second disbursement pursuant to the BFS US Debenture in the amount of $197,000, convertible into 218,889 shares of Common Shares at a rate of $0.90 per share.

--------------------------------------------------------------------------------
Item 7. Material to be Filed as Exhibits.

        Exhibit 1       Joint Filing Agreement Pursuant to Rule 13d-1(k)

        Exhibit 2       Renaissance III Warrant

        Exhibit 3       BFS US Debenture

CUSIP No. 113765107                    13D                   Page 10 of 10 Pages

--------------------------------------------------------------------------------

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                   January 17, 2003
                                                         (Date)


                              /S/ Russell Cleveland
                              --------------------------------------------------
                                                (Signature)
                              Russell Cleveland President and Chief Executive Officer Renaissance Capital Growth & Income Fund III, Inc.
                              --------------------------------------------------
                                               (Name/Title)



                              /S/ Russell Cleveland
                              --------------------------------------------------
                                                (Signature)
                              Russell Cleveland
                              Director
                              Renaissance US Growth Investment Trust PLC
                              --------------------------------------------------
                                               (Name/Title)


                              /S/ Russell Cleveland
                              --------------------------------------------------
                                                (Signature)
                              Russell Cleveland
                              Director
                              BFS US Special Opportunities Trust PLC
                              --------------------------------------------------
                                               (Name/Title)


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                  ATTACHMENT 1

     The name. business address. and principal occupation of the directors and executive officers of Renaissance III are as follows:

DIRECTORS
                                                                       Principal
Name                     Business Address                        Occupation

Edward O. Boshell, Jr.   c/o Renaissance Capital Group,          Director
                          8080 North Central Expressway
                         Suite 210, LB-59
                         Dallas, TX  75206-1857
Russell Cleveland        c/o Renaissance Capital Group, Inc.     Director
                          8080 North Central Expressway
                         Suite 210, LB-59
                         Dallas, TX  75206-1857
Peter Collins            c/o Renaissance Capital Group, Inc.     Director
                          8080 North Central Expressway
                         Suite 210, LB-59
                         Dallas, TX  75206-1857
Ernest C. Hill           c/o Renaissance Capital Group, Inc.     Director
                          8080 North Central Expressway
                         Suite 210, LB-59
                         Dallas, TX  75206-1857
Charles C. Pierce, Jr.   c/o Renaissance Capital Group, Inc.     Director
                          8080 North Central Expressway
                         Suite 210, LB-59
                         Dallas, TX  75206-1857
OFFICERS

Russell Cleveland        c/o Renaissance Capital Group, Inc.     President and
                         8080 North Central Expressway           Chief Executive
                         Suite 210, LB-59                        Officer
                         Dallas, TX  75206-1857
John A. Schmit           c/o Renaissance Capital Group, Inc.     Vice President
                          8080 North Central Expressway
                         Suite 210, LB-59
                         Dallas, TX  75206-1857
Robert C. Pearson        c/o Renaissance Capital Group, Inc.     Vice President
                          8080 North Central Expressway
                         Suite 210, LB-59
                         Dallas, TX  75206-1857
Barbara A. Butschek      c/o Renaissance Capital Group, Inc.     Secretary and
                     8080 North Central Expressway Treasurer
                                Suite 210, LB-59
                         Dallas, TX  75206-1857

     The name, business address, and principal occupation of the directors and executive officers of Renaissance PLC are as follows:

DIRECTORS
                                                                       Principal
Name                          Business Address                        Occupation

Michael B. Cannan             c/o Sinclair Henderson Limited          Director
                                23 Cathedral Yard
                              Exeter EX11HB
Russell Cleveland             c/o Sinclair Henderson Limited          Director
                                23 Cathedral Yard
                              Exeter EX11HB
Ernest J. Fenton              c/o Sinclair Henderson Limited          Director
                                23 Cathedral Yard
                              Exeter EX11HB
Lord Mark Fitzalan Howard OBE c/o Sinclair Henderson Limited          Director
                                23 Cathedral Yard
                              Exeter EX11HB
C.                            A. Rundell, Jr. c/o Sinclair Henderson Limited
                              Director 23 Cathedral Yard
                              Exeter EX11HB
William W. Vanderfelt         c/o Sinclair Henderson Limited          Director
                                23 Cathedral Yard
                              Exeter EX11HB

OFFICERS

None

     The name. business address. and principal occupation of the directors and executive officers of BFS US are as follows:

DIRECTORS
                                                                       Principal
Name                          Business Address                        Occupation

Lord Lang of Monkton          c/o Sinclair Henderson Limited          Director
                                23 Cathedral Yard
                              Exeter EX11HB
Russell Cleveland             c/o Sinclair Henderson Limited          Director
                                23 Cathedral Yard
                              Exeter EX11HB
Ernest John Fenton            c/o Sinclair Henderson Limited          Director
                                23 Cathedral Yard
                              Exeter EX11HB
Anthony Arthur Reid           c/o Sinclair Henderson Limited          Director
                                23 Cathedral Yard
                              Exeter EX11HB
William Weeks Vanderfelt      c/o Sinclair Henderson Limited          Director
                                23 Cathedral Yard
                              Exeter EX11HB

OFFICERS

None

                                                                       EXHIBIT 1

                JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)

     The  undersigned  acknowledge  and agree that the  foregoing  statement  on
Schedule 13D is filed on behalf of each of the undersigned and that all of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent it knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

                           RENAISSANCE CAPITAL GROWTH & INCOME FUND III, INC.




                            By:     _________________________________________
                             Name: Russell Cleveland
                         Title:     President and Chief Executive Officer


                           RENAISSANCE US GROWTH & INCOME TRUST PLC




                            By:     _________________________________________
                             Name: Russell Cleveland
                         Title:     Director


                           BFS US SPECIAL OPPORTUNITIES TRUST PLC



                            By:     __________________________________
                             Name: Russell Cleveland
                         Title:     Director

                                                                       EXHIBIT 2

                                     WARRANT

NEITHER THE SECURITIES REPRESENTED HEREBY NOR THE SECURITIES ISSUABLE UPON THE EXERCISE HEREOF HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES LAWS AND MAY NOT BE OFFERED, SOLD, PLEDGED, ASSIGNED, OR OTHERWISE TRANSFERRED UNLESS (1) A REGISTRATION STATEMENT WITH RESPECT THERETO IS EFFECTIVE UNDER THE SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS, OF (2) THE COMPANY RECEIVES AN OPINION OF COUNSEL TO THE HOLDER OF THIS WARRANT OR SUCH SECURITIES, WHICH
COUNSEL AND OPINION ARE REASONABLY SATISFACTORY TO THE COMPANY, THAT THIS WARRANT OR SUCH SECURITIES, AS APPLICABLE, MAY BE OFFERED, SOLD, PLEDGED,
ASSIGNED, OR OTHERWISE TRANSFERRED IN THE MANNER CONTEMPLATED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR APPLICABLE STATE SECURITIES LAWS.

         THE TRANSFER OF THIS WARRANT IS RESTRICTED AS DESCRIBED HEREIN.


                        INTERSCIENCE COMPUTER CORPORATION

                            Warrant for the Purchase
                                       of
               500,000 Shares of Common Stock, Without Par Value

                                                                  April 18, 1998

     THIS CERTIFIES that, for value received, Renaissance Group, Inc. (together with all permitted assigns, the "Holder") is entitled to subscribe for, and purchase from, Interscience Computer Corporation, a California corporation (the "Company"), upon the terms and conditions set forth herein, at any time or from time to time during the period commencing on April 18, 1998 (such date being referenced to as the Initial Exercise Date), and terminating at 5:00 p.m., Los Angeles local time, on the second anniversary of the Initial Exercise Date (the "Exercise Period"). This Warrant is exercisable at an exercise price per share equal to $1.00 per share; provided, however, that upon the occurrence of any of the events specified in Section 5 hereof, the rights granted by this Warrant, including the number of shares of Common stock to be received upon such exercise, shall be adjusted as therein specified.

     This   Warrant  is  being   issued   pursuant  to  that   certain  Plan  of
Reorganization of the Company.

     Each share of Common Stock issuable upon the exercise hereof shall be hereinafter referred to as a "Warrant Share".

     Section 1 Exercise of Warrant.

     This Warrant may be exercised during the Exercise Period, either in whole or in part, by the surrender of this warrant (with the election at the end hereof duly executed) to the Company at its office at 5236 Colodny Drive, Suite 100, Agoura Hills, California 91301, or at such other place as is designated in writing by the Company, together with a certified or bank cashier's check payable to the order of the Company in an amount equal to the product of the Exercise Price and the number of Warrant Shares for which this Warrant is being exercised.

     Section 2 Rights Upon Exercise; Delivery of Securiti4es.

     Upon each exercise of the Holder's rights to purchase Warrant Shares, the Holder shall be deemed to be the holder of record of the Warrant Shares, notwithstanding that the transfer books of the Company shall then be closed or certificates representing the Warrant Shares with respect to which this Warrant was exercised shall not then have been actually delivered to the Holder. As soon as practicable after each such exercise of this Warrant, the Company shall issue and deliver to the Holder a certificate or certificates representing the Warrant Shares issuable upon such exercise, registered in the name of the Holder or its designee. If this Warrant should be exercised in part only, the Company shall, upon surrender of this Warrant for cancellation, execute and deliver a Warrant evidencing the right of the Holder to purchase the balance of the aggregate number of Warrant Shares purchasable hereunder as to which this Warrant has not been exercised or assigned.

     Section 3 Registration of Transfer and Exchange.

     Any Warrants issued upon the transfer or exercise in part of this Warrant shall be numbered and shall be registered in a warrant register (the "Warrant Register") as they are issued. The Company shall be entitled to treat the registered holder of any Warrant on the Warrant Register as the owner in fact thereof for all purposes, and shall not be bound to recognize any equitable or other claim to, or interest in, such Warrant on the part of any other person, and shall not be liable for any registration or transfer of Warrants which are registered or to be registered in the name of a fiduciary or the nominee of a fiduciary unless made with the actual knowledge that a fiduciary or nominee is committing a breach of trust in requesting such registration of transfer, or with the knowledge of such facts that its participation therein amounts to bad faith. This Warrant shall be transferable on the books of the Company only upon delivery thereof duly endorsed by the Holder or by his duly authorized attorney or representative, or accompanied by proper evidence of succession, assignment, or authority to transfer. In all cases of transfer by an attorney, executor, administrator, guardian, or other legal representative, duly authenticated evidence of his, her, or its authority shall be produced. Upon any registration of transfer, the Company shall deliver a new Warrant or Warrants to the person entitled thereto. This Warrant may be exchanged, at the option of the Holder thereof, for another Warrant, or other Warrants of different denominations, of like tenor and representing in the aggregate the right to purchase a like number of Warrant Shares (or portions thereof), upon surrender to the Company or its duly authorized agent. notwithstanding the foregoing, the Company shall have no obligation to cause Warrants to be transferred on its books to any person if, in the opinion of counsel to the Company, such transfer does not comply with the provisions of the Securities Act and the rules and regulations thereunder.

     Section 4 Reservation of Shares.

     The Company shall at all times reserve and keep available out of its authorized and unissued Common Stock, solely for the purpose of providing for the exercise of the Warrants, such number of shares of Common Stock as shall, from time to time, be sufficient therefor. The Company represents that all shares of Common Stock issuable upon exercise of this Warrant are duly authorized and, upon receipt by the Company of the full payment for such Warrant Shares, will be validly issued, fully paid, and nonassessable, without any personal liability attaching to the ownership thereof and will not be issued in violation of any preemptive or similar rights of shareholders.

     Section 5 Antidilution.

     (a) In the event that the Company shall at any time after the Initial Exercise Date (i) declare a dividend on the outstanding Common Stock payable in shares of its capital stock, (ii) subdivide the outstanding Common Stock; (iii) combine the outstanding Common Stock into a smaller number of shares; or (iv) issue any shares of its capital stock by reclassification of the Common Stock

(including any such reclassification in connection with a consolidation or merger in which the Company is the continuing corporation), then, in each case, the Exercise Price per Warrant Share in effect at the time of the record date for the determination of shareholders entitled to receive such dividend or distribution or of the effective date of such subdivision, combination, or reclassification shall be adjusted so that it shall equal the price determined by multiplying such Exercise Price by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such action, and the denominator of which shall be the number of shares of Common Stock outstanding after giving effect to such action. Such adjustment shall be made successively whenever any event listed above shall occur and shall become effective at the close of business on such record date or at the close of business on the date immediately preceding such effective date, as applicable.

     (b) All calculations under this Section 5 shall be made to the nearest cent or to the nearest one-hundredth of a share, as the case may be.

     (c) In any case in which this Section 5 shall require that an adjustment in the number of Warrant Shares be made effective as of a record date for a specified event, the Company may elect to defer, until the occurrence of such event, issuing to the Holder, if the Holder exercised this Warrant after such record date, the Warrant Shares, if any, issuable upon such exercise over and above the number of Warrant Shares issuable upon such exercise on the basis of the adjustment; provided, however, that the Company shall deliver to the Holder a due bill or other appropriate instrument evidencing the Holder's right to receive such additional shares of Common Stock upon the occurrence of the event requiring such adjustment.

     (d) Whenever there shall be an adjustment as provided in this Section 5, the Company shall within 15 days thereafter cause written notice thereof to be sent by registered mail, postage prepaid, to the Holder, at its address as it shall appear in the Warrant Register, which notice shall be accompanied by an officer's certificate setting forth the number of Warrant Shares issuable and the Exercise Price thereof after such adjustment and setting forth a brief statement of the facts requiring such adjustment and the computation thereof, which officer's certificate shall be conclusive evidence of the correctness of any such adjustment absent manifest error.

     (e) The Company shall not be required to issue fractions of shares of Common Stock or other capital stock of the Company upon the exercise of this Warrant. If any fraction of a share of Common Stock would be issuable on the exercise of this Warrant (or specified portions thereof), the Company shall purchase such fraction for an amount in cash equal to the same fraction of the average closing sale price (or average of the closing bid and asked prices, if closing sale price is not available) of Common Stock for the 10 trading days ending on and including the date of exercise of this Warrant.

     (f) No adjustment in the Exercise Price per Warrant Share shall be required if such adjustment is less than $0.25; provided, however, that any adjustments which by reason of this Section 5 are not required to be made shall be carried forward and taken into account in any subsequent adjustment.

     (g) Whenever the Exercise Price payable upon exercise of this Warrant is adjusted pursuant to subsection (a) above, the number of Warrant Shares issuable upon exercise of this Warrant shall simultaneously be adjusted by multiplying the number of Warrant Shares theretofore issuable upon exercise of this Warrant by the Exercise Price in effect on the date hereof and dividing the product so obtained by the Exercise Price, as adjusted.

     Section 6 Reclassification; Reorganization; Merger.

     (a) In case of any capital reorganization, other than in the cases referred to in Section 5(a) hereof, or the consolidation or merger of the Company with or into another corporation (other than a merger or consolidation in which the Company is the continuing corporation and which does not result in any reclassification of the outstanding shares of Common Stock or the conversion of such outstanding shares of Common Stock into shares of other stock or other securities or property), or in the case of any sale, lease, or conveyance to another corporation of the property and assets of any nature of the Company as an entirety or substantially as an entirety (such actions being hereinafter collectively referred to as "Reorganizations"), there shall thereafter be deliverable upon exercise of this Warrant (in lieu of the number of Warrant Shares theretofore deliverable) the number of shares of stock or other securities or property to which a holder of the respective number of Warrant Shares which would otherwise have been deliverable upon the exercise of this Warrant would have been entitled upon such Reorganization if this Warrant had been exercised in full immediately prior to such Reorganization. In case of any

Reorganization, appropriate adjustment, as determined in good faith by the Board of Directors of the Company, shall be made in the application of the provisions herein set forth with respect to the rights and interests of the Holder so that the provisions set forth herein shall thereafter be applicable, as nearly as possible, in relation to any shares or other property thereafter deliverable upon exercise of this Warrant. Any such adjustment shall be made by, and set forth in, a supplemental agreement between the Company, or any successor thereto, and the Holder, with respect to this Warrant, and shall for all purposes hereof conclusively be deemed to be an appropriate adjustment. The Company shall not effect any such Reorganization unless, upon or prior to the consummation thereof, the successor corporation, or if the Company shall be the surviving corporation in any such Reorganization and is not the issuer of the shares of stock or other securities or property to be delivered to holders of shares of the Common Stock outstanding at the effective time thereof, then such issuer, shall assume by written instrument the obligation to deliver to the Holder such shares of stock, securities, cash, or other property as such Holder shall be entitled to purchase in accordance with the foregoing provisions. In the event of sale, lease, or conveyance or other transfer of all or substantially all of the assets of the Company as part of a plan for liquidation of the Company, all rights to exercise this Warrant shall terminate 30 days after the Company gives written notice to the Holder that such sale or conveyance or other transfer has been consummated.

     (b) In case of any reclassification or change of the shares of Common Stock issuable upon exercise of this Warrant (other than a change in par value or from a specified par value to no par value, or as a result of a subdivision or combination, but including any change in the shares into two or more classes or series of shares), or in case of any consolidation or merger of another corporation into the Company in which the Company is the continuing corporation and in which there is a reclassification or change (including a change to the right to receive cash or other property) of the shares of Common Stock (other than a change in par value, or from no par value to a specified par value, or as a result of a subdivision or combination, but including any change in the shares into two or more classes or series of shares), the Holder or holders of this Warrant shall have the right thereafter to receive upon exercise of this Warrant solely the kind and amount of shares of stock and other securities, property, cash, or any combination thereof receivable upon such reclassification, change, consolidation, or merger by a holder of the number of Warrant Shares for which this Warrant might have been exercised immediately prior to such reclassification, change, consolidation, or merger. Thereafter, appropriate provision shall be made for adjustments which shall be as nearly equivalent as practicable to the adjustments in Section 5.

     (c) The above provisions of this Section 6 shall similarly apply to successive reclassifications and changes of shares of Common Stock and to successive consolidations, mergers, sales, leases, or conveyances.

     Section 7 Notice of Certain Events.

     In case at any time the Company shall propose:

     (a) to pay any dividend or make any distribution on shares of Common Stock in shares of Common Stock or make any other distribution (other than regularly scheduled cash dividends which are not in a greater amount per share than the most recent such cash dividend) to all holders of Common Stock; or

     (b) to issue any rights, warrants, or other securities to all holders of Common Stock entitling them to purchase any additional shares of Common Stock or any other rights, warrants, or other securities; or

     (c) to effect any reclassification or change of outstanding shares of Common Stock or any consolidation, merger, sale, lease, or conveyance of property, as described in Section 6; or

     (d) to effect any liquidation,  dissolution,  or winding-up of the Company;
or

     (e) to take any other action which would cause an adjustment to the Exercise Price per Warrant Share;

then, and in any one or more of such cases, the Company shall give written notice thereof by registered mail, postage prepaid, to the Holder at the Holder's address as it shall appear in the Warrant Register, mailed at least 15 days prior to; (i) the date as of which the holders of record of shares of Common Stock to be entitled to receive any such dividend, distribution, rights, warrants, or other securities are to be determined; (ii) the date on which any such reclassification, change of outstanding shares of Common stock, consolidation, merger, sale, lease, conveyance of property, liquidation, dissolution, or winding-up is expected to become effective and the date as of which it is expected that holders of record of shares of Common Stock shall be entitled to exchange their shares for securities or other property, if any, deliverable upon such reclassification, change of outstanding shares, consolidation, merger, sale, lease, conveyance of property, liquidation, dissolution, or winding-up; or (iii) the date of such action which would require an adjustment to the Exercise Price per Warrant Share.

     Section 8 Charges and Taxes.

     The issuance of any shares or other securities upon the exercise of this Warrant and the delivery of certificates or other instruments representing such shares or other securities shall be made without charge to the Holder for any tax or other charge in respect of such issuance. The Company shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issue and delivery of any certificate in a name other than that of the Holder and the Company shall not be required to issue or deliver any such certificate unless and until the person or persons requesting the issue thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid.

     Section 9 Periodic Reports.

     The Company agrees that following the Initial Exercise Date and until al the Warrant Shares shall have been sold pursuant to Rull 144 under the Securities Act, it shall keep current in filing all reports, statements, and other materials required to be filed with the Commission to permit holders of the Warrant Shares to sell such securities under Rule 144 under the Securities Act.

     Section 10 Legend.

     Until sold pursuant to the provisions of Rule 144 or otherwise registered under the Securities Act, the Warrant Shares issued on exercise of the Warrants shall be subject to a stop transfer order and the certificate or certificates representing the Warrant Shares shall bear the following legend:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES LAWS AND MAY NOT BE OFFERED, SOLD, PLEDGED, ASSIGNED, OR OTHERWISE TRANSFERRED UNLESS (1) A REGISTRATION STATEMENT WITH RESPECT THERETO IS EFFECTIVE UNDER THE SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS, OR (2) THE COMPANY RECEIVES AN OPINION OF COUNSEL TO THE HOLDER OF THE SECURITIES, WHICH COUNSEL AND OPINION

ARE REASONABLY SATISFACTORY TO THE COMPANY, THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED, ASSIGNED, OR OTHERWISE TRANSFERRED IN THE MANNER CONTEMPLATED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR APPLICABLE STATE SECURITIES LAWS.

     Section 11 Loss; Theft; Destruction; Mutilation.

     Upon receipt of evidence satisfactory to the Company of the loss, theft, destruction, or mutilation of any Warrant (and upon surrender of any Warrant if mutilated), and upon receipt by the Company of reasonably satisfactory indemnification, the Company shall execute and deliver to the Holder thereof a new Warrant of like date, tenor, and denomination.

     Section 12 Shareholder Rights.

     The Holder of any Warrant shall not have, solely on account of such status, any rights of a shareholder of the Company, either at law or in equity, or to any notice of meetings of shareholders or of any other proceedings of the Company, except as provided in this Warrant.

     Section 13 Governing Law.

     This Warrant shall be construed in accordance with the laws of the State of California applicable to contracts made and performed within such State, without regard to principles of conflicts of law.

     IN WITNESS WHEREOF, the Company has executed this Warrant as of the date first above written.

                                   INTERSCIENCE COMPUTER CORPORATION



                                   By:  /S/ Walter Kornbluh
                                        Walter Kornbluh
                                        President and Chief Executive Officer

[Seal]


/S/ Steve Crosson
Secretary

                               FORM OF ASSIGNMENT

(To be executed by the registered holder if such holder desires to transfer the attached Warrant.)

     FOR VALUE RECEIVED, _____________________ hereby sells, assigns, and transfers unto _________________ a Warrant to purchase __________ shares of Common Stock, without par value, of Interscience Computer Corporation, a California corporation (the "Company"), and does hereby irrevocably constitute and appoint ___________ attorney to transfer such Warrant on the books of the Company, with full power of substitution.


Dated:  ______________________________



                                  Signature  __________________________________

                                     NOTICE

     The signature on the foregoing Assignment must correspond to the name as written upon the face of this Warrant in every particular, without alteration or enlargement or any change whatsoever.

                              ELECTION TO EXERCISE

To:     Interscience Computer Corporation
        5236 Colodny Drive
        Agoura Hills, California 91301

     The undersigned ehreby exercises his, her, or its rights to purchase shares of Common Stock, without par value ("the Common Stock"), of Interscience Computer Corporation, a California corporation (the "Company"), covered by the witin Warrant and tenders payment herewith in the amount of $_______ in accordance with the terms thereof, and requests that certificates for the securities constituting such shares of Common Stock be issued in the name of, and delivered to:

     (Print Name, Address, and Social Security or Tax Identification Number)

     and, if such number of shares of Common Stock shall not constitute all such shares of Common Stock covered by the within Warrant, that a new Warrant for the balance of the shares of Common Stock covered by the within Warrant shall be reigstered in the name of, and delivered to, the undersigned at the address stated below.


Dated:  _____________________________        Name ______________________________
                                                  (Print)

Address:




                                                 -------------------------------
                                                 (Signature)

                                                                       EXHIBIT 3


This Debenture and the Common Stock issuable upon conversion have not been registered under the Securities Act of 1933, as amended ("Act"), or applicable state securities laws ("State Acts"), and shall not be sold, hypothecated, or otherwise transferred, unless such transfer is made in compliance with the Act and the State Acts.





                                CaminoSoft Corp.


                           6.00% Convertible Debenture


$1,000,000                                                                 No. 1

                        Date of Issue: November 27, 2002

     CaminoSoft Corp., a California corporation (the "Company" or "Borrower"), for value received, promises to pay to:

                   HSBC Global Custody Nominee (U.K.) Limited
                             Designation No. 896414

or to its order, (together with any assignee, jointly or severally, the "Holder" or "Lender") on or before November 27, 2005 (the "Due Date") (unless this Debenture shall have been sooner called for redemption or presented for conversion as herein provided), the sum of One Million Dollars ($1,000,000), or if different from such amount, the unpaid principal amount of all disbursements made by the Lender to the Borrower as may be due and owing under the Agreement (the "Principal Amount") and to pay interest on the unpaid Principal Amount at the rate of 6.00% per annum. All payments of both principal and interest shall be made at the address of the Holder hereof as it appears in the books and records of the Borrower, or at such other place as may be designated by the Holder hereof.

     1. Interest. Interest on the Principal Amount outstanding from time to time shall be payable in monthly installments commencing February 1, 2003, and subsequent payments shall be made on the first day of each month thereafter until the Principal Amount and all accrued and unpaid interest shall have been paid in full. Overdue principal and interest on the Debenture shall bear interest at the maximum rate permitted by applicable law.

     2. Maturity. If not sooner paid, redeemed or converted, this Debenture shall mature on November 27, 2005, at which time the unpaid Principal Amount, and all accrued and unpaid interest and any other charges, fees and payments then due under the Agreement, shall be due and payable in full. The Principal Amount shall be prepaid with the proceeds from the sale by Borrower of preferred stock and/or other equity. This Debenture shall be subject to acceleration upon the occurrence of an Event of Default under the Agreement. This Debenture shall be prepaid pro rata with any prepayments of Indebtedness.

     3. Optional Redemption by Holder.

     (a) If at any time after the date hereof (i) the Company's Common Stock, no par value per share ("Common Stock"), is not listed on the New York Stock Exchange ("NYSE") or the American Stock Exchange ("AMEX"), or quoted on the NASDAQ National Market System ("National Market") or the NASDAQ SmallCap System ("SmallCap") or the Over-the-Counter Bulletin Board ("OTCBB") or, after its institution, the Bulletin Board Exchange ("BBX"), (ii) there is a change of control of the Company's voting securities, without the written consent of the Holder, (iii) there is a change of at least fifty percent (50%) of the Company's Board of Directors as it shall exist on the date hereof, without the written consent of the Holder, (iv) all or substantially all of the assets or capital stock of the Company or its subsidiaries are sold, without the consent of the Holder, or (v) the Company is merged or consolidated with or into unaffiliated entities in violation of the Agreement, without the written consent of Holder, the Holder shall have the right to require this Debenture to be redeemed by the Company at the sum equal to the Principal Amount, together with an amount equal to an 18% annual yield on the Principal Amount through the date of redemption (the "Redemption Date").

     (b) The Holder may exercise its right to require that the Company redeem this Debenture pursuant to Section 3(a) prior to maturity by giving notice thereof to the Company, which notice shall specify the terms of redemption
(including the place at which the Holder may obtain payment), the total redemption payment and the Redemption Date, which date shall not be less than 30 days nor more than 90 days after the date of the notice.

     4. Optional Redemption by Company.

     (a) On any interest payment date, and after receipt of irrevocable notice from the Borrower as provided for below, this Debenture is redeemable, in whole but not in part, at 101% of the Principal Amount, together with accrued and unpaid interest through the Redemption Date, by the Borrower, if all of the following conditions are satisfied: (i) the average closing bid price for the Common Stock for the twenty (20) consecutive trading days prior to the date of notice exceeds an amount equal to three (3) times the Conversion Price then in effect, and the Common Stock is listed or quoted on the National Market, the SmallCap, AMEX, OTCBB, BBX or NYSE; (ii) the average daily trading volume for the twenty (20) consecutive trading days prior to the date of the irrevocable notice shall be no less than twenty-five thousand (25,000) shares; (iii) the market price for the Common Stock at the time of notice reflects a price-to-earnings ratio of no greater than twenty-five (25) times fully diluted earnings per share, excluding any extraordinary gains; and (iv) the shares of Common Stock issuable upon conversion of this Debenture shall have been fully registered under applicable securities laws. The Borrower's right of redemption is subject to the Holder's prior right of conversion of the Debenture.

     (b) If the Holder shall notify Borrower in writing of its intent to sell or otherwise transfer the Debenture (other than to an affiliate or a nominee holder of record), this Debenture is redeemable at the Borrower's option, in whole but not in part, at 101% of the Principal Amount, together with accrued and unpaid interest through the Redemption Date, by the Borrower for a period of up to thirty (30) days after the date of notice.

     (c) Borrower may exercise its right to redeem this Debenture pursuant to Sections 4(a) and (b) prior to maturity by giving notice thereof to the Holder of this Debenture as such name appears on the books of the Borrower, which notice shall specify the terms of redemption (including the place at which the Holder may obtain payment), the total redemption payment and the Redemption Date, which date shall not be less than thirty (30) days nor more than ninety
(90) days after the date of the notice.

     5. Conversion Right. The Holder of this Debenture shall have the right, at Holder's option, at any time, to convert all, or, in multiples of $10,000, any part of this Debenture into such number of fully paid and nonassessable shares of Common Stock as provided herein. The Holder of this Debenture may exercise the conversion right by giving written notice (the "Conversion Notice") to Borrower of the exercise of such right and stating the name or names in which the stock certificate or stock certificates for the shares of Common Stock are to be issued and the address to which such certificates shall be delivered. The Conversion Notice shall be accompanied by the Debenture. The number of shares of Common Stock that shall be issuable upon conversion of the Debenture shall equal the outstanding Principal Amount of the Debenture divided by the Conversion Price (as defined below) and in effect on the date the Conversion Notice is given; provided, however, that in the event that this Debenture shall have been partially redeemed, shares of Common Stock shall be issued pro rata, rounded to the nearest whole share. Conversion shall be deemed to have been effected on the date the Conversion Notice is received (the "Conversion Date"). In the case of any Debenture called for redemption, the conversion rights will expire at the close of business on the Redemption Date. Within twenty (20) business days after receipt of the Conversion Notice, Borrower shall issue and deliver against a signed receipt therefor or by United States registered mail, return receipt requested, to the address designated in the Conversion Notice, a stock certificate or stock certificates of Borrower representing the number of shares of Common Stock to which Holder is entitled and a check or cash in payment of all interest accrued and unpaid on the Debenture up to and including the Conversion Date. The conversion rights will be governed by the following provisions:

     (a) Conversion Price. On the issue date hereof and until such time as an adjustment shall occur, the initial Conversion Price shall be $1.00. However, if the five (5)-day average closing price for the Common Stock immediately prior to each Disbursement is below $1.00, the average closing price for such period shall become the Conversion Price.

     (b) Adjustment for Issuance of Shares at Less Than the Conversion Price. If and whenever any Additional Common Stock shall be issued by Borrower (the "Stock Issue Date") for a consideration per share less than the Conversion Price then in effect, then in each such case the Conversion Price shall be reduced to a new Conversion Price in an amount equal to the price per share for the Additional

Common Stock then issued, if issued in connection with a sale of shares, or the value of the Additional Common Stock then issued, as determined in accordance with generally accepted accounting principles, if issued other than for cash, and the number of shares issuable to Holder upon conversion shall be proportionately increased; and, in the case of Additional Common Stock issued without consideration, the initial Conversion Price shall be reduced in amount and the number of shares issued upon conversion shall be increased in an amount so as to maintain for the Holder the right to convert the Debenture into shares equal in amount to the same percentage interest in the Common Stock of the Company as existed for the Holder immediately preceding the Stock Issue Date.

     (c) Sale of Shares. In case of the issuance of Additional Common Stock for a consideration part or all of which shall be cash, the amount of the cash consideration therefor shall be deemed to be the gross amount of the cash paid to Borrower for such shares, before deducting any underwriting compensation or discount in the sale, underwriting or purchase thereof by underwriters or dealers or others performing similar services or for any expenses incurred in connection therewith. In case of the issuance of any shares of Additional Common Stock for a consideration part or all of which shall be other than cash, the amount of the consideration therefor, other than cash, shall be deemed to be the then fair market value of the property received.

     (d) Stock Splits, Subdivisions or Combinations. In the event of a stock split or subdivision of shares of Common Stock into a greater number of shares, the Conversion Price shall be proportionately decreased, and in the event of a combination of shares of Common Stock into a smaller number of shares, the Conversion Price shall be proportionately increased, such increase or decrease, as the case may be, becoming effective at the record date.

     (e) Stock Dividends. Shares of Common Stock issued as a dividend or other distribution on any class of capital stock of Borrower shall be deemed to have been issued without consideration.

     (f) Exceptions. The term "Additional Common Stock" herein shall mean all shares of Common Stock or securities convertible or exercisable into shares of Common Stock hereafter issued by Borrower (including Common Stock held in the treasury of Borrower), except (A) Common Stock issued upon the conversion of any of the Debentures; (B) Common Stock issuable upon exercise of presently outstanding options or warrants or preferred stock; or (C) up to a total of two hundred fifty thousand (250,000) shares of Common Stock issuable upon exercise of options or warrants or preferred stock to be granted in the future at less than the initial Conversion Price or issued and sold in private transactions at less than the initial Conversion Price.

     (g) Adjustment for Mergers and Consolidations. In the event of any consolidation or merger of the Company with or into, or the sale of all or substantially all of the properties and assets of the Company, to any person, and in connection therewith, consideration is payable to holders of Common Stock in cash, securities or other property, then as a condition of such consolidation, merger or sale, lawful provision shall be made, and duly executed documents evidencing the same shall be delivered to the Holder, so that the Holder shall have the right at any time prior to the maturity of this Debenture to purchase, at a total price equal to the Conversion Price immediately prior to such event, the kind and amount of cash, securities or other property receivable in connection with such consolidation, merger or sale, by a holder of the same number of shares of Common Stock as were convertible by the Holder immediately prior to such consolidation, merger or sale. In any such case, appropriate provisions shall be made with respect to the rights and interest of the Holder so that the provisions hereof shall thereafter be applicable with respect to any cash, securities or property deliverable upon exercise hereof. Notwithstanding the foregoing, (i) if the Company merges or consolidates with, or sells all or substantially all of its property and assets to, any other person, and consideration is payable to holders of Common Stock in exchange for their Common Stock in connection with such merger, consolidation or sale which consists solely of cash, or (ii) in the event of the dissolution, liquidation or winding up of the Company, then the Holder shall be entitled to receive distributions on the date of such event on the same basis with holders of Common Stock as if this Debenture had been converted immediately prior to such event, less the Conversion Price. Upon receipt of such payment, if any, the rights of the Holder shall terminate and cease and this Debenture shall expire. In case of any such merger, consolidation or sale of assets, the surviving or acquiring person and, in the event of any dissolution, liquidation or winding up of the Company, the Company shall promptly, after receipt of this surrendered Debenture, make payment by delivering a check in such amount as is appropriate (or, in the case of consideration other than cash, such other consideration as is appropriate) to such person as it may be directed in writing by the Holder surrendering this Debenture.

     (h) Distributions. In the event of distribution to all Common Stock holders of any securities, cash or properties or assets or other rights to purchase securities or assets, then, after such event, this debenture will also be convertible into the kind and amount of securities, cash and other property which the Holder would have been entitled to receive if the Holder owned the Common Stock issuable upon conversion of the Debenture immediately prior to the occurrence of such event.

     (i) Capital Reorganization and Reclassification. In case of any capital reorganization or reclassification of the Common Stock of Borrower (other than a change in par value or as a result of a stock dividend, subdivision, split up or combination of shares), this Debenture shall be convertible into the kind and number of shares of stock or other securities or property of Borrower to which the Holder of the Debenture would have been entitled to receive if the Holder owned the Common Stock issuable upon conversion of the Debenture immediately prior to the occurrence of such event. The provisions of the immediately foregoing sentence shall similarly apply to successive reorganizations, reclassifications, consolidations, exchanges, leases, transfers or other dispositions or other share exchanges.

     (j) Notice. In the event Borrower shall propose to take any action which shall result in an adjustment in the Conversion Price, Borrower shall give notice to the Holder of this Debenture, which notice shall specify the record date, if any, with respect to such action and the date on which such action is to take place. Such notice shall be given on or before the earlier of 10 days before the record date or the date which such action shall be taken. Such notice shall also set forth all facts (to the extent known) material to the effect of such action on the Conversion Price and the number, kind or class of shares or other securities or property which shall be deliverable or purchasable upon the occurrence of such action or deliverable upon conversion of this Debenture.

     (k) Certificate. Following completion of an event which results in an adjustment to the Conversion Price, Borrower shall furnish to the Holder of this Debenture a statement, signed by the Chief Executive Officer and the Secretary of the Borrower, of the facts creating such adjustment and specifying the resultant adjusted Conversion Price then in effect, which statement shall constitute an amendment to this Debenture.

     6. Reservation of Shares. Borrower warrants and agrees that it shall at all times reserve and keep available, free from preemptive rights, sufficient authorized and unissued shares of Common Stock or treasury shares of Common Stock necessary to effect conversion of this Debenture.

     7. Taxes. The Company shall pay any documentary or other transactional taxes attributable to the issuance or delivery of this Debenture or the shares of Common Stock issued upon conversion by the Holder (excluding any federal, state or local income taxes and any franchise taxes or taxes imposed upon the Holder by the jurisdiction, or any political subdivision thereof, under which such Holder is organized or is qualified to do business).

     8. Default.

     (a) Remedies Upon Event of Default. If an Event of Default shall have occurred and be continuing, then the Holder may exercise any one or more of the rights and remedies provided in the Loan Documents, as the Holder, in its sole discretion, may deem necessary or appropriate.

     (b) Remedies Nonexclusive. Each right, power or remedy of the Holder hereof upon the occurrence of any Event of Default as provided for in this Debenture or now or hereafter existing at law or in equity or by statute shall be cumulative and concurrent and shall be in addition to every other right, power or remedy provided for in this Debenture or now or hereafter existing at law or in equity or by statute, and the exercise or beginning of the exercise by the Holder or transferee hereof of any one or more of such rights, powers or remedies shall not preclude the simultaneous or later exercise by the Holder of any or all such other rights, powers or remedies.

     (c) Expenses. Upon the occurrence of a Default or an Event of Default, which occurrence is not cured within the notice provisions, if any provided therefore, Borrower agrees to pay and shall pay all reasonable costs and expenses (including attorneys' fees and expenses) incurred by the Holder in connection with the preservation and enforcement of Holder's rights under the Agreement, the Debenture, or any other Loan Document.

     9. Failure to Act and Waiver. No failure or delay by the Holder hereof to require the performance of any term or terms of this Debenture or not to exercise any right or any remedy shall constitute a waiver of any such term or of any right or of any default, nor shall such delay or failure preclude the Holder hereof from exercising any such right, power or remedy at any later time or times. By accepting payment after the due date of any amount payable under this Debenture, the Holder hereof shall not be deemed to waive the right either to require payment when due of all other amounts payable, or to later declare a default for failure to effect such payment of any such other amount. The failure of the Holder of this Debenture to give notice of any failure or breach of the

Borrower under this Debenture shall not constitute a waiver of any right or remedy in respect of such continuing failure or breach or any subsequent failure or breach.

     10. Consent to Jurisdiction. The Company hereby agrees and consents that any action, suit or proceeding arising out of this Debenture shall be brought in any state or federal court in Dallas County, Texas, including the United States District Court for the Northern District of Texas, all at the sole election of the Holder hereof, and by the issuance and execution of this Debenture, the Borrower irrevocably consents to the exclusive jurisdiction and venue of each such court. The Company hereby irrevocably appoints CT Corporation System, Dallas, Texas, as agent for the Borrower to accept service of process for and on behalf of the Borrower in any action, suit or proceeding arising out of this Debenture. Except for default in payment of interest or principal when and as they become due, and except as otherwise specifically set forth herein or otherwise agreed to in writing by the parties, any action, dispute, claim or controversy (all such herein called "Dispute") between or among the parties as to the facts or the interpretation of the Debenture shall be resolved by arbitration as set forth in the Agreement.

     11. Holder's Right to Request Multiple Debentures. The Holder shall, upon written request and presentation of the Debenture, have the right, at any interest payment date, to request division of this Debenture into multiple instruments, each of such to be in such amounts as shall be requested.

     12. Transfer. Subject to Section 12.07 of the Agreement, this Debenture may be transferred on the books of the Borrower by the registered Holder hereof, or by Holder's attorney duly authorized in writing, in multiples of $10,000, only upon (i) delivery to the Borrower of a duly executed assignment of the Debenture, or part thereof, to the proposed new Holder, along with a current notation of the amount of payments received and net Principal Amount yet unfunded, and presentment of such Debenture to the Borrower for issue of a replacement Debenture, or Debentures, in the name of the new Holder, (ii) the designation by the new Holder of the Lender's agent for notice, such agent to be the sole party to whom Borrower shall be required to provide notice when notice to Holder is required hereunder and who shall be the sole party authorized to represent Lender in regard to modification or waivers under the Debenture, the Agreement, or other Loan Documents; and any action, consent or waiver (other than a compromise of principal and interest) when given or taken by Lender's agent for notice, shall be deemed to be the action of the holders of a majority in amount of the Principal Amount of the Debenture, as such holders are recorded on the books of the Borrower, and (iii) in compliance with the legend to read as follows:

     "This Debenture has not been registered under the Securities Act of 1933, as amended ("Act"), or applicable state securities laws ("State Acts"), and shall not be sold, hypothecated, or otherwise transferred, unless such transfer is made in compliance with the Act and the State Acts."

     The Company shall be entitled to treat any holder of record of the Debenture as the Holder in fact thereof and of the Debenture and shall not be bound to recognize any equitable or other claim to or interest in this Debenture in the name of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by applicable law.

     13. Notices. All notices and communications under this Debenture shall be in writing and shall be either delivered in person or by overnight service, such as FedEx, and accompanied by a signed receipt therefor; or mailed first-class United States certified mail, return receipt requested, postage prepaid, and addressed as follows: (i) if to the Borrower at its address for notice as stated in the Agreement; and (ii) if to the Holder of this Debenture, to the address
(a) of such Holder as it appears on the books of the Borrower or (b) in the case of a partial assignment to one or more Holders, to the Lender's agent for notice, as the case may be. Any notice of communication shall be deemed given and received as of the date of such delivery if delivered; or if mailed, then three days after the date of mailing.

     14. Maximum Interest Rate.

     (a) Regardless of any provision contained in this Debenture, Lender shall never be entitled to receive, collect or apply as interest on the Debenture any amount in excess of interest calculated at the Maximum Rate, and, in the event that Lender ever receives, collects or applies as interest any such excess, the amount which would be excessive interest shall be deemed to be a partial prepayment of principal and treated hereunder as such; and, if the principal amount of the Debenture is paid in full, any remaining excess shall forthwith be paid to Borrower. In determining whether or not the interest paid or payable under any specific contingency exceeds interest calculated at the Maximum Rate, Borrower and Lender shall, to the maximum extent permitted under applicable law,
(i) characterize any non principal payment as an expense, fee or premium rather than as interest, (ii) exclude voluntary prepayments and the effects thereof, and (iii) amortize, pro rate, allocate and spread, in equal parts, the total amount of interest throughout the entire contemplated term of the Debenture; provided that, if the Debenture is paid and performed in full prior to the end of the full contemplated term thereof, and if the interest received for the actual period of existence thereof exceeds interest calculated at the Maximum Rate, Lender shall refund to Borrower the amount of such excess or credit the amount of such excess against the principal amount of the Debenture and, in such event, Lender shall not be subject to any penalties provided by any laws for contracting for, charging, taking, reserving or receiving interest in excess of interest calculated at the Maximum Rate.

     (b) "Maximum Rate" shall mean, on any day, the highest nonusurious rate of interest (if any) permitted by applicable law on such day that, at any time or from time to time, may be contracted for, taken, reserved, charged or received on the Indebtedness evidenced by the Debenture under the laws which are presently in effect of the United States of America or by the laws of any other jurisdiction which are or may be applicable to the Holders of the Debenture and such Indebtedness or, to the extent permitted by law, under such applicable laws of the United States of America or by the laws of any other jurisdiction which are or may be applicable to the Holder of the Debenture and which may hereafter be in effect and which allow a higher maximum nonusurious interest rate than applicable laws now allow.

     15. Agreement and Security Agreement. This Debenture is issued pursuant to the Agreement, and the Holder is entitled to all the rights and benefits thereunder. Both Borrower and the Holder have participated in the negotiation and preparation of the Agreement and of this Debenture. Borrower agrees that a copy of the Agreement with all amendments, additions and substitutions therefor shall be available to the Holder at the offices of Borrower. The indebtedness evidenced by this Debenture is secured pursuant to the Security Agreement dated of even date herewith among the Company and the Holder, and the Holder is entitled to all rights and benefits of a secured party thereunder.

     16. Defined Terms. Capitalized terms used but not defined herein shall have the meaning given them in the Convertible Loan Agreement, dated November 27, 2002, among Borrower, Lender and Renaissance Capital Group, Inc., a Texas corporation, as agent for the Lender (the "Agent").

     17. Governing Law. THIS DEBENTURE HAS BEEN PREPARED, IS BEING EXECUTED AND DELIVERED, AND IS INTENDED TO BE PERFORMED IN THE STATE OF TEXAS, AND THE SUBSTANTIVE LAWS OF SUCH STATE AND THE APPLICABLE FEDERAL LAWS OF THE UNITED STATES OF AMERICA SHALL GOVERN THE VALIDITY, CONSTRUCTION, ENFORCEMENT AND INTERPRETATION OF THIS DEBENTURE.

     18. Choice of Forum. Any suit, action or proceeding against Borrower with respect to this Debenture or any judgment entered by any court in respect thereof, may be brought in the courts of the State of Texas, County of Dallas, or in the United States federal courts located in the State of Texas, as Lender or Agent, in its sole discretion, may elect, and Borrower hereby submits to the nonexclusive jurisdiction of such courts for the purpose of any such suit, action or proceeding. Borrower hereby agrees that service of all writs, process and summonses in any such suit, action or proceeding brought in the State of Texas may be brought upon, and Borrower hereby irrevocably appoints, CT Corporation System, Dallas, Texas, as its true and lawful attorney-in-fact in the name, place and stead of Borrower to accept such service of any and all such writs, process and summonses. Borrower hereby irrevocably waives any objections which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Debenture brought in such courts, and hereby further irrevocably waives any claim that any such suit, action or proceeding brought in any such court has been brought in any inconvenient forum.

     IN WITNESS WHEREOF, the Company has caused this Debenture to be duly issued, executed and delivered on the date and year above stated.


                                        CAMINOSOFT CORP.



                               By:      /S/ Walter Kornbluh
                                        Walter Kornbluh
                                        Chief Executive Officer and
                                        Chairman of the Board